EXHIBIT 99.1

MAGELLAN GP, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

	December 31, 2004	June 30, 2005
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$29,833	$98,940
Restricted cash	5,847	5,825
Marketable securities	87,802	—
Accounts receivable (less allowance for doubtful accounts of $133 and $122 at December 31, 2004 and June 30, 2005, respectively)	35,631	48,115
Other accounts receivable	36,777	34,539
Affiliate accounts receivable	1,624	1,228
Inventory	43,397	56,619
Other current assets	6,385	10,615

Total current assets	247,296	255,881
Property, plant and equipment, at cost	2,125,946	2,180,125
Less: accumulated depreciation	257,188	286,552

Net property, plant and equipment	1,868,758	1,893,573
Equity investment	25,084	25,106
Long-term receivables	56,063	57,588
Goodwill	9,964	9,578
Other intangibles (less accumulated amortization of $2,211 and $2,859 at December 31, 2004 and June 30, 2005, respectively)	10,118	9,470
Debt placement costs (less accumulated amortization of $2,877 and $3,958 at December 31, 2004 and June 30, 2005, respectively)	8,849	7,768
Other noncurrent assets	5,641	7,439

Total assets	$2,231,773	$2,266,403

LIABILITIES AND OWNER’S EQUITY
Current liabilities:
Accounts payable	$20,394	$32,738
Accrued interest payable	9,860	9,658
Accrued taxes other than income	16,632	15,753
Affiliate payroll and benefits	19,275	11,616
Environmental liabilities	33,160	33,276
Deferred revenue	12,958	14,324
Accrued product purchases	17,313	19,604
Accrued product shortage	7,507	—
Current portion of long-term debt	15,490	15,149
Other current liabilities	13,664	17,372

Total current liabilities	166,253	169,490
Long-term debt	796,980	797,820
Long-term affiliate pension and benefits	15,814	18,231
Other deferred liabilities	45,986	68,293
Environmental liabilities	26,353	23,303
Commitments and contingencies
Minority interests	999,161	1,404,948
Owner’s equity	183,148	(213,866)
Accumulated other comprehensive loss	(1,922)	(1,816)

Total owner’s equity	181,226	(215,682)

Total liabilities and owner’s equity	$2,231,773	$2,266,403

See notes to consolidated financial statements.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

1. Organization and Basis of Presentation

Unless indicated otherwise, the terms “our”, “we”, “us” and similar language refer to Magellan GP, LLC, a Delaware limited liability company, together with its consolidated subsidiary, Magellan Midstream Partners, L.P. (the “Partnership”). Magellan GP, LLC is a wholly-owned subsidiary of Magellan Midstream Holdings, L.P. (“MMH”), a Delaware limited partnership principally owned by Madison Dearborn Capital Partners IV, L.P. and Carlyle/Riverstone Global Energy and Power Fund II, L.P. Magellan GP, LLC has contracted with MMH to perform all management and operating functions required to operate the Partnership. Magellan Midstream Partners, L.P. is a Delaware master limited partnership. Magellan GP, LLC serves as the Partnership’s general partner and owns a 2% general partner interest.

In the opinion of management, the accompanying consolidated balance sheets of Magellan GP, LLC which are unaudited except for the consolidated balance sheet as of December 31, 2004, which is derived from audited financial statements, include all normal and recurring adjustments necessary to present fairly our financial position as of June 30, 2005. Certain amounts in the balance sheet for 2004 have been reclassified to conform to the current period’s presentation.

In March 2005, the board of directors of Magellan GP, LLC approved a two-for-one split of the Partnership’s units, effective April 12, 2005. According to the provisions of Financial Accounting Standards Board (“FASB”) Statement No. 128, “Earnings Per Share”, we have retroactively changed the number of the Partnership’s per unit distribution amounts to give effect for this two-for-one split for all periods presented in this report.

Pursuant to the rules and regulations of the Securities and Exchange Commission, the financial statements do not include all of the information and notes normally included with financial statements prepared in accordance with accounting principles generally accepted in the United States. These financial statements should be read in conjunction with the audited balance sheets and notes thereto included as Exhibit 99.1 in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2004.

2. Inventories

Inventories at December 31, 2004 and June 30, 2005 were as follows (in thousands):

	December 31, 2004	June 30, 2005
Refined petroleum products	$28,694	$26,250
Natural gas liquids	12,682	28,144
Additives	1,632	1,836
Other	389	389

Total inventories	$43,397	$56,619

3. Equity Investment

Effective March 2, 2004, the Partnership acquired a 50% ownership in Osage Pipeline Company, LLC (“Osage Pipeline”) for $25.0 million. National Cooperative Refining Association (“NCRA”) owns the remaining 50% ownership interest. The Partnership’s agreement with NCRA calls for equal sharing of Osage Pipeline’s net income.

The Partnership uses the equity method to account for this investment. The condensed balance sheet for Osage Pipeline as of December 31, 2004 and June 30, 2005 is presented below (in thousands):

	December 31, 2004	June 30, 2005
Current assets	$3,278	$4,339
Noncurrent assets	$5,006	$4,763
Current liabilities	$351	$460
Members’ equity	$7,933	$8,642

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

A summary of the Partnership’s equity investment in Osage Pipeline is as follows (in thousands):

	March 2, 2004 Through June 30, 2004	Six Months Ended June 30, 2005
Investment at beginning of period	$25,032	$25,084
Earnings in equity investment:
Proportionate share of Osage earnings	489	1,654
Amortization of excess investment	(221)	(332)

Net earnings in equity investment	268	1,322
Cash distributions	—	(1,300)

Equity investment at end of period	$25,300	$25,106

The Partnership’s initial investment in Osage Pipeline included an excess net investment amount of $21.7 million, which is being amortized over the average asset lives of Osage Pipeline. Excess investment is the amount by which the Partnership’s initial investment exceeded its proportionate share of the book value of the net assets of the investment.

4. Related Party Transactions

In 2003, we entered into a services agreement with MMH pursuant to which MMH agreed to provide the Partnership operations and G&A services. The affiliate payroll and benefit accruals associated with this agreement at December 31, 2004 and June 30, 2005 was $19.3 million and $11.6 million, respectively.

5. Debt

Debt at December 31, 2004 and June 30, 2005 was as follows (in thousands):

	December 31, 2004	June 30, 2005
Magellan Pipeline Notes:
Long-term portion	$296,986	$293,774
Current portion	15,490	15,149

Total Magellan Pipeline Notes	312,476	308,923
6.45% Notes due 2014	249,507	249,526
5.65% Notes due 2016	250,487	254,520

Total debt	$812,470	$812,969

5.65% Notes due 2016

On October 15, 2004, the Partnership issued $250.0 million of senior notes due 2016. The notes were issued for the discounted price of 99.9%, or $249.7 million. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, commencing on April 15, 2005. The outstanding principal amount of the fixed-rate notes at December 31, 2004 and June 30, 2005 was increased by $0.8 million and $4.8 million, respectively, for the change in the fair value of the associated hedge (see Note 6–Derivative Financial Instruments). The discount on the notes is being accreted over the life of the notes.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

6.45% Notes due 2014

On May 25, 2004, the Partnership sold $250.0 million aggregate principal of 6.45% notes due June 1, 2014 in an underwritten public offering. The notes were issued for the discounted price of 99.8%, or $249.5 million. Interest is payable semi-annually in arrears on June 1 and December 1 of each year. The discount on the notes is being accreted over the life of the notes.

May 2004 Revolving Credit Facility

In May 2004, the Partnership entered into a five-year $125.0 million revolving credit facility with a syndicate of banks. In September 2004, the Partnership increased the facility to $175.0 million. As of June 30, 2005, $1.1 million of the facility was being used for letters of credit, which is not reflected as debt on our balance sheet, with no other amounts outstanding. Borrowings under this revolving credit facility are unsecured and bear interest at LIBOR plus a spread ranging from 0.6% to 1.5% based on the Partnership’s credit ratings.

Magellan Pipeline Notes

During October 2002, Magellan Pipeline entered into a private placement debt agreement with a group of financial institutions for $302.0 million of fixed-rate notes. The Partnership makes deposits in an escrow account in anticipation of semi-annual interest payments on these notes and the cash deposits are secured; however, the notes themselves are unsecured. The maturity date of the notes is October 7, 2007; however, the Partnership will be required on each of October 7, 2005 and October 7, 2006, to repay 5.0% of the principal amount outstanding on those dates. The outstanding principal amount of the notes at December 31, 2004 and June 30, 2005 was increased by $2.7 million and $0.9 million, respectively, for the change in the fair value of the associated hedge (see Note 6–Derivative Financial Instruments). The remaining difference between the face value and the reported value of these notes is the unamortized step-up in value of $7.8 million at December 31, 2004 and $6.0 million at June 30, 2005. The notes were stepped-up to fair value for MMH’s ownership interest when MMH acquired Magellan GP, LLC from The Williams Companies, Inc. in June 2003. The interest rate of the notes is fixed at 7.7%.

Deposits for interest due the lenders are made to a cash escrow account and were reflected as restricted cash on our consolidated balance sheets of $5.8 million at both December 31, 2004 and June 30, 2005.

6. Derivative Financial Instruments

The Partnership uses interest rate derivatives to help manage its interest rate risk. The following table summarizes hedges the Partnership has settled associated with various debt offerings (dollars in millions):

Hedge	Date	Gain/(Loss)	Amortization Period
Interest rate hedge	October 2002	$(1.0)	5-year life of Magellan Pipeline notes
Interest rate swaps and treasury lock	May 2004	5.1	10-year life of 6.45% notes
Interest rate swaps	October 2004	(6.3)	12-year life of 5.65% notes

In addition to the above, the Partnership has entered into the following interest rate swap agreements:

•	During May 2004, the Partnership entered into certain interest rate swap agreements to hedge against changes in the fair value of a portion of the Magellan Pipeline senior notes. The Partnership has accounted for these interest rate hedges as fair value hedges. The notional amounts of the interest rate swap agreements total $250.0 million. Under the terms of the interest rate swap agreements, the Partnership receives 7.7% (the weighted-average interest rate of the outstanding Magellan Pipeline senior notes) and pays LIBOR plus 3.4%. These hedges effectively convert $250.0 million of the Partnership’s fixed-rate debt to floating-rate debt. The interest rate swap agreements began on May 25,

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

2004 and expire on October 7, 2007, the maturity date of the Magellan Pipeline senior notes. Payments settle in April and October each year with LIBOR set in arrears. During each settlement period the Partnership records the impact of this swap based on its best estimate of LIBOR. Any differences between actual LIBOR determined on the settlement date and the Partnership’s estimate of LIBOR result in an adjustment to the Partnership’s interest expense. A 1.0% change in LIBOR would result in an annual adjustment to the Partnership’s interest expense associated with this hedge of $2.5 million. The fair value of the instruments associated with this hedge at December 31, 2004 and June 30, 2005 was $2.7 million and $0.9 million, respectively, which was recorded to other noncurrent assets and long-term debt.

•	In October 2004, the Partnership entered into an interest rate swap agreement to hedge against changes in the fair value of a portion of the $250.0 million of senior notes due 2016 which were issued in October 2004. The notional amount of this agreement is $100.0 million and effectively converts $100.0 million of the Partnership’s 5.65% fixed-rate senior notes issued in October 2004 to floating-rate debt. Under the terms of the agreement, the Partnership receives the 5.65% fixed rate of the notes and pays LIBOR plus 0.6%. The agreement began on October 15, 2004 and terminates on October 15, 2016, which is the maturity date of these senior notes. Payments settle in April and October each year with LIBOR set in arrears. During each settlement period, the Partnership will record the impact of this swap based on its best estimate of LIBOR. Any differences between actual LIBOR determined on the settlement date and the Partnership’s estimate of LIBOR will result in an adjustment to the Partnership’s interest expense. A 1.0% change in LIBOR would result in an annual adjustment to the Partnership’s interest expense of $1.0 million associated with this hedge. The fair value of this hedge at December 31, 2004 and June 30, 2005, was $0.8 million and $4.8 million, respectively, which was recorded to other noncurrent assets and long-term debt.

7. Commitments and Contingencies

Estimated liabilities for environmental costs were $59.5 million and $56.6 million at December 31, 2004 and June 30, 2005, respectively. These estimates are provided on an undiscounted basis and have been classified as current or noncurrent based on management’s estimates regarding the timing of actual payments. Management estimates that expenditures associated with these environmental remediation liabilities will be paid over the next ten years. Included in our environmental liabilities are the Environmental Protection Agency (“EPA”), Shawnee, Kansas Spill and Kansas City, Kansas Spill issues discussed below:

EPA Issue - In July 2001, the EPA, pursuant to Section 308 of the Clean Water Act (the “Act”) served an information request to Williams based on a preliminary determination that Williams may have systematic problems with petroleum discharges from pipeline operations. That inquiry primarily focused on Magellan Pipeline, which the Partnership subsequently acquired. The response to the EPA’s information request was submitted during November 2001. In March 2004, the Partnership received an additional information request from the EPA and notice from the U.S. Department of Justice (“DOJ”) that the EPA had requested the DOJ to initiate a lawsuit alleging violations of Section 311(b) of the Act in regards to 32 releases. The DOJ stated that the maximum statutory penalty for the releases was in excess of $22.0 million, which assumes that all releases are violations of the Act and that the EPA would impose the maximum penalty. The EPA further indicated that some of those spills may have also violated the Spill Prevention Control and Countermeasure requirements of Section 311(j) of the Act and that additional penalties may be assessed. In addition, the Partnership may incur additional costs associated with these spills if the EPA were to successfully seek and obtain injunctive relief. The Partnership has responded to the March 2004 information request in a timely manner and has entered into an agreement that provides both parties an opportunity to negotiate a settlement prior to initiating litigation. The Partnership has accrued an amount for this matter based on its best estimates that is less than $22.0 million.

Shawnee, Kansas Spill - During the fourth quarter of 2003 the Partnership experienced a line break and product spill on its petroleum products pipeline near Shawnee, Kansas. As of June 30, 2005, the Partnership estimated the total costs associated with this spill to be $9.3 million. The Partnership has spent $9.0 million on remediation at this site, leaving a remaining liability on our balance sheet at June 30, 2005 of $0.3 million. At December 31, 2004 and June 30, 2005, the Partnership had recorded a receivable from its insurance carrier of $7.4 million and $6.6 million, respectively, related to this spill.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

Kansas City, Kansas Spill – During the second quarter of 2005, the Partnership experienced a line break and product spill on its petroleum products pipeline near its Kansas City, Kansas terminal. As of June 30, 2005, the Partnership had accrued estimated costs associated with this spill of approximately $1.5 million, of which $1.2 million was included in our environmental liabilities at June 30, 2005.

Indemnification Settlement - Prior to May 27, 2004, Williams had agreed to indemnify the Partnership against certain environmental losses, among other things, associated with assets that Williams contributed to the Partnership at the time of the Partnership’s initial public offering or which the Partnership subsequently acquired from Williams. In May 2004, we entered into an agreement with Williams under which Williams agreed to pay the Partnership $117.5 million to release Williams from these indemnifications. The Partnership received $35.0 million and $27.5 million from Williams on July 1, 2004 and 2005, respectively, and expects to receive installment payments from Williams of $20.0 million and $35.0 million on July 1, 2006 and 2007, respectively.

The difference between the undiscounted amounts to be received from Williams and the discounted value of those future cash payments is $10.6 million. We are recognizing this $10.6 million as interest income and an increase to our receivable with Williams over the period from May 25, 2004 to the final payment date of July 1, 2007. Receivables from Williams were $74.8 million at December 31, 2004 and $77.1 million at June 30, 2005.

While the settlement agreement releases Williams from its environmental and certain other indemnifications, certain indemnifications remain in effect. These remaining indemnifications cover:

•	Issues involving employee benefits matters;

•	Issues involving rights of way, easements and real property, including asset titles; and

•	Losses and damages related to tax liabilities.

MMH Indemnifications – In June 2003, at the time MMH acquired Magellan GP, LLC, MMH assumed obligations to indemnify the Partnership for $21.9 million of known environmental liabilities. To the extent the claims against MMH are less than $21.9 million, MMH will pay to Williams the remaining difference between $21.9 million and the indemnity claims paid by MMH. Recorded liabilities associated with these indemnifications were $10.4 million and $8.5 million at December 31, 2004 and June 30, 2005, respectively.

Other Indemnifications - In conjunction with the 1999 acquisition of the Partnership’s Gulf Coast marine terminals from Amerada Hess Corporation (“Hess”), Hess agreed to indemnify the Partnership against certain environmental losses. The Partnership filed claims against Hess totaling $1.9 million. During May 2005, the Partnership settled most of its claims against Hess in exchange for: (1) indemnification from the judgment in Elementis Chromium L.P., et al., v. Coastal States Petroleum Company, et al., v. Amerada Hess Corporation, et al (“Elementis Action”), under which the court found the Partnership to be liable for 10% of the cost of the clean up of certain contamination in Corpus Christi, Texas; (2) the payment of $50,000 for part of the legal fees incurred by the Partnership in defending itself from the Elementis Action; and (3) the transfer by Hess of certain parcels of property to the Partnership in Marrero, Louisiana. The Partnership has not settled its claim against Hess for non-payment of storage fees at its Corpus Christi, Texas terminal. The Partnership has agreed to arbitrate this dispute if a settlement agreement cannot be reached with Hess before August 31, 2005.

Environmental Receivables - Environmental receivables from MMH at December 31, 2004 and June 30, 2005 were $11.5 million and $9.4 million, respectively. Environmental receivables from insurance carriers were $7.4 million and $6.6 million at December 31, 2004 and June 30, 2005, respectively. The Partnership invoices MMH and third-party insurance companies for reimbursement as environmental remediation work is performed.

Other – The Partnership is a party to various other claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the ultimate resolution of all claims, legal actions and complaints after consideration of amounts accrued, insurance coverage or other indemnification arrangements will not have a material adverse effect on our financial position.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

8. Long-Term Incentive Plan

In February 2001, we adopted the Williams Energy Partners’ Long-Term Incentive Plan, which was amended and restated on February 3, 2003, on July 22, 2003, and on February 3, 2004, for employees who perform services for the Partnership and members of our board of directors. The Long-Term Incentive Plan primarily consists of two components: phantom units and unit options. The Long-Term Incentive Plan permits the grant of awards covering an aggregate of 1.4 million common units. The Compensation Committee of our board of directors administers the Long-Term Incentive Plan.

In February 2003, we granted 105,650 phantom units pursuant to the Long-Term Incentive Plan. The actual number of units that will be awarded under this grant are based on certain performance metrics, which we determined at the end of 2003, and a personal performance component that will be determined at the end of 2005, with vesting to occur at that time. These units are subject to forfeiture if employment is terminated prior to the vesting date. These awards do not have an early vesting feature except when there is a change in control of Magellan GP, LLC. We have increased the accrual associated with this award to an expected payout of 180,602 units. The value of these unit awards at June 30, 2005 was $5.9 million.

Following the change in control of us in June 2003, our board of directors made the following grants to certain MMH employees who became dedicated to providing services to the Partnership:

•	In October 2003, we granted 21,280 phantom units pursuant to the Long-Term Incentive Plan. Of these awards, 20,340 units vested during 2003 and 2004. The remaining 940 units vested on July 31, 2005. The value of the 940 awards at June 30, 2005 was less than $0.1 million.

•	On January 2, 2004, we granted 21,712 phantom units pursuant to the Long-Term Incentive Plan. Of these awards, 10,866 units vested on July 31, 2004 and 10,846 units vested on July 31, 2005. The value of the 10,846 awards at June 30, 2005 was $0.4 million.

In February 2004, we granted 159,024 phantom units pursuant to the Long-Term Incentive Plan. The actual number of units that will be awarded under this grant are based on the attainment of short-term and long-term performance metrics. The number of phantom units that could ultimately be issued under this award ranges from zero units up to a total of 318,048 units; however, the awards are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by as much as 40%. The units will vest at the end of 2006. These units are subject to forfeiture if employment is terminated for any reason other than for retirement, death or disability prior to the vesting date. If an award recipient retires, dies or becomes disabled prior to the end of the vesting period, the recipient’s grant will be prorated based upon the completed months of employment during the vesting period and the award will be paid at the end of the vesting period. These awards do not have an early vesting feature except when there is a change in control of Magellan GP, LLC. We have increased our estimate of the number of units that will be awarded under this grant to 290,692 based on the attainment of higher-than-standard short-term performance metrics and the probability of attaining higher than standard on the long-term performance metrics. The value of the 290,692 unit awards on June 30, 2005 was $9.5 million.

In February 2005, we granted 160,640 phantom units pursuant to the Long-Term Incentive Plan. The actual number of units that will be awarded under this grant are based on the attainment of long-term performance metrics. The number of phantom units that could ultimately be issued under this award ranges from zero units up to a total of 321,280 units; however, the awards are also subject to personal and other performance components which could increase or decrease the number of units to be paid out by as much as 20%. The units will vest at the end of 2007. These units are subject to forfeiture if employment is terminated for any reason other than for retirement, death or disability prior to the vesting date. If an award recipient retires, dies or becomes disabled prior to the end of the vesting period, the recipient’s grant will be prorated based upon the completed months of employment during the vesting period and the award will be paid at the end of the vesting period. These awards do not have an early vesting feature except when there is a change in control of Magellan GP, LLC. The value of the 160,640 unit awards on June 30, 2005 was $5.3 million.

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

9. Distributions

Distributions paid by the Partnership, including amounts paid to us, during 2004 and 2005 were as follows (in thousands, except per unit amounts):

Cash Distribution Payment Date	Per Unit Cash Distribution Amount	Common Units	Subordinated Units	General Partner	Total Cash Distribution
02/13/04	$0.41500	$18,020	$4,714	$3,066	$25,800
05/14/04	0.42500	19,661	3,621	3,613	26,895
08/13/04	0.43500	20,994	3,706	4,313	29,013
11/12/04	0.44500	25,739	3,791	5,705	35,235

Total	$1.72000	$84,414	$15,832	$16,697	$116,943

02/14/05	$0.45625	$26,390	$3,887	$5,201	$35,478
05/13/05	0.48000	29,127	2,726	6,778	38,631
08/12/05 (a)	0.49750	30,189	2,825	7,939	40,953

Total	$1.43375	$85,706	$9,438	$19,918	$115,062

(a)	Our board of directors declared this cash distribution on July 20, 2005 to be paid on August 12, 2005 to unitholders of record at the close of business on August 3, 2005.

In conjunction with the Partnership’s acquisition of petroleum products pipeline assets during October 2004, we agreed to reduce the amount of our incentive distributions by $1.25 million for distributions associated with the fourth quarter of 2004 (paid in February 2005), by $1.25 million for all quarters of 2005 and by $0.75 million for all quarters of 2006.

10. Partners’ Capital

On April 12, 2005, the Partnership completed a two-for-one split of its limited partner units, and holders of record at the close of business on April 5, 2005 received one additional limited partner unit for each limited partner unit owned on that date. All distribution amounts included in this report have been adjusted to give effect for this split for all periods presented.

On December 31, 2004, MMH owned 5,471,082 common units, 8,519,542 subordinated units and, through their 100% ownership interest in us, all of the Partnership’s general partner interest, representing a combined ownership interest in the Partnership of 23%. The following equity transactions occurred during the six months ended June 30, 2005:

•	In January 2005, MMH sold 5,471,082 common units to the public;

•	In February 2005, one day after the Partnership’s quarterly cash distribution record date, 2,839,846 of the subordinated units owned by MMH converted into common units as provided in the partnership agreement;

•	In February 2005, MMH sold 450,288 common units to the public;

•	In April 2005, MMH sold 5,679,696 subordinated units representing limited partner interests in the Partnership in a privately negotiated transaction. Upon consummation of this sale, management believes that more than 50% of the total interests in the Partnership’s capital and profits have been sold or exchanged over the past 12-month period due to the trading activity of its limited partner units. Because of this, the Partnership will be considered to have been terminated for federal income tax purposes and immediately reconstituted as a new partnership. Among other things, a

MAGELLAN GP, LLC

NOTES TO CONSOLIDATED BALANCE SHEETS—(Continued)

termination will cause, for only the 2005 tax year, a significant reduction in the amount of depreciation deductions allocable to the Partnership’s unitholders as of April 2005. As a result, we estimate that unitholders will be allocated an increased amount of federal taxable income for the 2005 tax year as a percentage of cash distributed to them;

•	In May 2005, MMH sold 2,100,000 common units representing limited partner interests in the Partnership in a privately negotiated transaction; and

•	In June 2005 MMH sold its remaining 289,558 common units in a privately negotiated transaction.

Following these transactions, MMH’s ownership interest in the Partnership includes only its 2% general partner interest. The net proceeds received by MMH associated with the above-noted equity transactions totaled $400.2 million. As a result, owners’ equity was decreased and minority interest was increased by this amount since December 31, 2004.